Telephone: +852 2826 8688 Facsimile: +852 2522 2280 WWW.SULLCROM.COM Partners M. G. DESOMBRE • C. Y. Lin • J. J. Logie • K. I. NG • G. Wong

20th Floor

Alexandra House
18 Chater Road, Central

Hong Kong

with affiliated offices in

Beijing • Melbourne • Sydney • Tokyo

Brussels • Frankfurt • london • paris

los angeles • New York • Palo Alto • washington, D.C.

September 29, 2022

Via EDGAR

United States Securities and Exchange Commission,

Division of Corporation Finance,

Office of Technology,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:	Matthew Derby
Joshua Shainess
Melissa Kindelan
Christine Dietz

Re:	Perfect Corp.

Amendment No. 5 to Registration Statement on Form F-4

Filed September 19, 2022

File No. 333-263841

Ladies and Gentlemen:

On behalf of our client, Perfect Corp. (the “Company”), we have set forth below the Company’s response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided verbally to us on September 27, 2022, relating to Amendment No. 5 to the Company’s registration statement on Form F-4 (the “Amendment No. 5”), which was filed by the Company with the Commission on September 19, 2022. Concurrently with the submission of this letter, the Company is filing Amendment No. 6 to its registration statement on Form F-4 (the “Amendment No. 6”). On behalf of the Company, we wish to thank you and the other members of the Staff for your helpful comment.

The Company has responded to the Staff’s comment by incorporating revisions to Amendment No. 5 in light of the comment. In addition, the Company has revised Amendment No. 5 to conform or update certain other disclosure.

For your convenience, we have included a summary of the Staff’s verbal comment below in bold text and have provided the Company’s response immediately following the summary. Capitalized terms used in this response letter but not otherwise defined herein have the meaning assigned to such terms in the Amendment No. 6. As a result of changes to the Amendment No. 5, some page references have changed. The page references in the Staff’s comment refer to page numbers in the Amendment No. 5; the page numbers in the Company’s responses refer to page numbers in the Amendment No. 6.

United States Securities and Exchange Commission Division of Corporation Finance Office of Technology

Amendment No. 5 to Registration Statement on Form F-4

Shareholder Earnout Shares, pages 54, 176, 184, 194 and 256

1.	We note your response to prior comment 5. Please make conforming changes with respect to how the Shareholder Earnout Shares are reflected in other sections of the registration statement, principally on pages 54, 176, and 256 of the Amendment No. 5. Please also consider adding language on the approach to the Shareholder Earnout Shares on pages 184 and 194 to clarify whether any adjustment to the unaudited pro forma condensed combined financial information was made with respect to the Shareholder Earnout Shares.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 54, 55, 177, 185, 186, 196 and 197 of the Amendment No. 6 to conform the disclosure across the anticipated accounting treatment section and the pro forma financial information section.

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If you have additional questions or require any additional information with respect to the Amendment No. 6, please contact Ching-Yang Lin at +852-2826-8606 or by email (linc@sullcrom.com).

Very truly yours,

/s/ Ching-Yang Lin
Ching-Yang Lin Partner Sullivan & Cromwell (Hong Kong) LLP

cc: (via e-mail)

Alice H. Chang, Chief Executive Officer of Perfect Corp.

Michael Aw, Chief Executive Officer of Provident Acquisition Corp.

James C. Lin, Esq., Partner

Howard Zhang, Esq., Partner

Davis Polk & Wardwell LLP

Alan Chien, Partner

PricewaterhouseCoopers Taiwan